Mail Stop 3561
								June 30, 2005

Rufus S. Scott
Vice President, Deputy General Counsel
  and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

Re:	CenterPoint Energy, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
      Filed May 22, 2005
	File No. 333-123182

	CenterPoint Energy Houston Electric, LLC
	Form 10-K for the fiscal year ended December 31, 2004
      Filed March 24, 2005
	File No. 1-03187

Dear Mr. Scott:

      We have reviewed your amended filing and we have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

CenterPoint Energy Houston, LLC - Form 10-K for the fiscal year ended
December 31, 2004
1. Please refer to comment 6 in our letter dated June 9, 2005. Provide to us the calculations supporting the $226 million income recognition related to the debt component of the true-up balance. In this regard, your historical financial statements appear to support a lower debt-to-equity ratio than what was actually recorded. We may have further comment.

* * * * *

      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841
if
you have questions regarding the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3720 with any questions.

      				Sincerely,



      				H. Christopher Owings
      				Assistant Director


cc:	      Gerald M. Spedale, Esq.
Baker Botts L.L.P.
      Fax:  (713) 229-1522



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Rufus S. Scott
CenterPoint Energy, Inc. et al.
June 30, 2005
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